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                                                  Filed by Accord Networks Ltd.
                           pursuant to Rule 425 under the Securities Act of 1933
                                    and deemed filed pursuant to Rule 14a-12 of
                                            the Securities Exchange Act of 1934
                                           Subject Company: ACCORD NETWORKS LTD.
                                                    Registration No. 000-30887
                                                                    ------------
     BOB

     Good morning everyone. Thank you for joining this call to discuss Polycom's acquisition of Accord Networks. I am Bob Hagerty, president and CEO of Polycom, and I am joined by Jules DeVigne, Chairman and CEO of Accord Networks, and Mike Kourey, CFO of Polycom. In addition, we have Phil Keenan, Executive Vice President at Accord and Craig Malloy, General Manager of Polycom's Video Communications group on line by phone to answer any questions directed to them during Q&A at the end of the call.

     As with previous analyst calls, we are again augmenting today's voice conference call with a webcast, using our StreamStation multimedia server. If you would like to receive the webcast, please open your web browser at this time and enter Polycom's home page, which is www.polycom.com. Then, select the icon entitled Accord Acquisition Call. Next, click to join the webcast... then, select the meeting name... which is also, Accord Acquisition call. Next, simply enter your name as requested. After you have entered your name, please press the submit button.

     At this time, you should see the stream buffering and then beginning. Due to the buffering process... there will be an approximate 15 second webcast delay. For this reason, please turn down the volume on your speakerphone or take the handset away from your ear once you've successfully logged onto our webcast. For the analysts participating in the Q&A session, leave your call live so that you can use your conference call connection for the Q&A session at the end of our call. Please note that Q&A is enabled for financial and market research analysts. We welcome all others to listen-in to the Q&A session. Please also note that this entire webcast... including Q&A...will be maintained on Polycom's website for 5 business days from today, for your convenience and replay.

     Most of you participating in this call are aware of the federal legislation regarding forward-looking statements. Accordingly, we would like to note that during the course of this conference call, Jules, Mike, Phil, Craig, and I will make forward-looking statements regarding future events or the future performance of the Company. We wish to caution you that such statements are just predictions that involve risks and uncertainties, and that actual events or results could differ materially.

     We discuss a number of the risks in our business in detail in Polycom's SEC reports, including the 1999 Form 10-K Report, and Polycom's subsequent Form 10-Q filings, and in Accord's Form F-1, and Accord's subsequent Form 10-Q filing, and any forward-looking statements must be considered in the context of such risks and uncertainties.

     As many of you have seen, we are pleased to announce that we have signed an agreement to acquire Accord Networks, a leading high-end next generation video and voice network infrastructure provider. During this call, I'd like to provide you with some insight into the strategic importance of bringing Accord into our company. Then, I'd like to give Jules an opportunity to provide his perspective on this merger and how he and his management team came to the conclusion to join forces with us. After Jules' comments, Mike will cover the mechanics and the financial parameters of the acquisition.

     Let me begin by describing our vision of Polycom to you... as we take this important transformational step into the core of the converged network infrastructure. We believe that... through the rapidly-growing availability of broadband connectivity, enterprises of all sizes are able to benefit from the use of broadband, real-time video and voice communications over the broadband network. This is evidenced by our success and the industry's success in the video endpoint space... both in the meeting room and on the desktop. In addition... the validation by rapidly increasing voice-over-IP server deployment... such as Cisco's AVVID call manager... is a testament to the importance of broadband in enterprise-wide communications.

     With this changing landscape as a macro driver, our customers will be able to add a video component to virtually any communications product or service and more fully integrate the video network with voice and data through one, converged network. Polycom, with Accord, will be uniquely positioned to make this capability a reality.

     Strategically... Accord will provide a key component of a complete, interoperable communications solution. With the rapid adoption of converged network capabilities... a seamlessly integrated solution comprised of endpoints and network infrastructure is critical.

     Technologically challenging issues such as Gateways between IP and circuit-switched networks... Quality of Service on intranets and the Internet... voice and video communication through firewalls... addressing and calling in a DHCP and NAT environment... and multipoint calls have added a new layer of complexity to the communications
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environment. From a technology perspective... Accord's expertise in IP architecture and modular scaleability will complement Polycom's position in broadband communications. Critical technology in the areas of voice and video algorithms, communication protocols, and hardware engineering are leverageable extensively between the various development teams within Polycom. Accord also brings to Polycom the talent of 87 world-class development engineers.

     With the addition of Accord's technology and engineering resources, Polycom will have assembled a world class end-to-end broadband voice and video communications development team. This will undoubtedly accelerate our ability to provide products with the highest level of integration and customer value. I am sure that many of you have seen the increase in the deployment of broadband video and voice communications. Over the past three years, we have sold nearly 75,000 ViewStations and have already garnered a leadership position in desktop video. In addition, we are poised to launch our first voice-over-IP products in Q1 and have shipped tens of thousands of voice-over DSL integrated access devices thus far. The key take away here is that with all of this broadband deployment, we are finding that our customer base is demanding more and more integration of their communications tools. Accord gives us exactly that opportunity--which is, for us, a significant, strategic, competitive advantage. Additionally, as we continue to further penetrate the emerging market opportunity of small-to-medium enterprises, a tightly integrated solution becomes even more critical as IT resources become even more scarce.

     In addition to these factors, Accord brings to Polycom its first service provider class product platform, called V2IPERA, which is NEBS compliant, enabling a whole host of video, voice and data applications. As the last mile low-cost broadband network becomes increasingly widespread, service providers will begin to offer enhanced video communication and other multimedia services. The Accord platform is a unique, differentiated networking product, essential for offering next generation services. We see the Accord platform as a key element of our strategy; tying together our voice, video and access products at the enterprise and service provider level.

     The Accord platform is extensible, scalable, and fault-tolerant, providing video and voice bridging and gateway services, data collaboration, and eventually, serving as a gateway for wireless video communication services. Today, Accord is a leader in its category of any-to-any, rich media network infrastructure. With Accord integrated into Polycom, our company will address each of the broadband video and voice product categories; and with our voice-over-IP launch coming in 2001, Polycom will be uniquely positioned as the next generation network provider for voice, video, and data communications.

     With the new Polycom, the integrated product offering will simplify user operation through seamless integration from end-to-end. This will ensure quality interoperability with all endpoints through all connections, and from all suppliers--essentially an "any-to-any" connection. This combination will also provide a one-stop shop for our end users and will serve to provide our combined company with additional insight into the latest protocol developments and, in fact, should speed the advancement of new standards driven through Polycom's broad offerings. At this point, I'd like to turn the call over to Jules to provide his perspective on the acquisition.

     JULES

     Thank you, Bob.

     First, let me say that the employees of Accord and I are excited by the obvious strategic synergies between Accord and Polycom. We are delighted to be able to leverage the power of Polycom's brand equity, strategic partnerships, and extensive global distribution network. As one entity, our company will be uniquely positioned to fulfill the need for seamless broadband voice, video, and data communications over the converged network.

     I am excited about our two companies joining forces and I know that becoming one company will benefit our employees, customers, and shareholders around the world. Let me begin by providing some background on Accord and our products in the core network infrastructure area.

     We develop, manufacture and distribute next generation networking systems that enable real-time interactive video and voice communications. Our systems connect people at different locations using visually enabled endpoints... such as ViewStation and ViaVideo, across packet-based, circuit-switched, and other broadband networks, using the Internet protocol, or IP, integrated services digital network, or ISDN, and asynchronous transfer mode, or ATM.

     Accord's products are architected for the rapidly-growing broadband environment, and some of its key technology capabilities include advanced video and voice processing as well as multi-network, or "any-to-any"

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connectivity. Today, these technologies are embedded in a product set that includes multipoint video communications network systems, such as our MGC 100 and MGC 50 products, gateways such as our VGC 20 Firewall Gateway and GC 20 multiway gateway, and comprehensive network management, scheduling, and directory systems.

     One of the key features within these products is what we call transcoding. It is an essential component of any video network, whether broadband or narrow-band, that ensures seamless communication between endpoints with different video, voice and data parameters as well as differing bandwidth availability-- clearly the environment in the world today. Another key feature enabled by our video processing expertise is Continuous Presence. As in Polycom's 4-port MP products, this functionality allows participants to simultaneously view multiple participants and other visual content on a single screen. With the Accord network equipment, this extends to sixteen different visual image layouts in a call and the layouts can be easily changed at any time by the user.

     Additionally, ease-of-use has been a major driver in Accord's design objective. We have a comprehensive suite of management options that enable a user to control his or her own call and allow service providers to develop, operate, and bill for an entire range of video services. As I mentioned earlier, Accord's products have a unique architecture. When our initial product, the MGC 100, was first released, the market demanded reliability and feature richness predominantly for the circuit-switched environment. The MGC 100 provided this and propelled us to a leading position in a short period of time. However, when we developed our architecture, we recognized that the market would change over time. In fact, it would change to a predominantly broadband packet based, or IP based, environment that brings a unique set of challenges in building robust communications solutions.

     In this new environment, the demands on the architecture and feature set change from merely bringing reliability and added features to that of a platform that supports both voice and video, acts as a protocol gateway, as a network gateway, addresses security issues, and facilitates QOS--in other words... it is a key network element in providing real-time solutions. Accord's products are uniquely positioned in that environment because our capabilities address and solve these issues today. Accord offers the most comprehensive set of capabilities and solutions over heterogeneous networks. Further, our products are architected to add additional features and functionality in the future through software.

     Accord's products are used by enterprises and service providers around the world. For the service provider market, we sell directly to the major carriers. For the customer premise market, we reach enterprise users typically through our channel partners. This list of carriers and channel partners include:

     - AT&T,
     - Deutsche Telecom,
     - Global Crossing,
     - Southwestern Bell,
     - Nissei Sangyo,
     - MCI/Worldcom,
     - Nortel,
     - British Telecom,
     - France Telecom,
     - Verizon, and others.

     Examples of our enterprise end-user customers today are:

     - Aetna,
     - Volkswagen,
     - Microsoft,
     - Extreme Networks,
     - the University of California,
     - Kaiser Permanente, and several investment banking firms.

     Our service provider customers, such as Akamai, offer services based on our products to users who wish to outsource their real-time video communications requirements. This is an important market for Accord and we expect this sector to grow moving forward as service providers look for innovative ways to deploy broadband applications and develop additional value-added services. Geographically, Accord's U.S. headquarters is in Atlanta, Georgia. Our research and development and manufacturing management teams are based in Israel and we have regional sales offices

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throughout the US, Europe and China. Since shipping our first products in Q3
1997, Accord became profitable in 1999 on revenues of $25 million and has had an operating profit in each quarter in 2000 with third quarter year-to-date revenues of approximately $29 million.

     We undertook an initial public offering in June of this year and raised $55 million in cash, which is on the balance sheet today.

     Next, let's move to the acquisition. The benefits from this transaction are numerous. As Bob mentioned, this will ransition Polycom from an endpoint and edge-network focused company to a provider of next-generation network solutions for voice, video, and data.

     This will enable Polycom to participate in the core infrastructure space for its voice and video products and will leverage the combined company, both in the customer premise and the service provider market areas.Moving forward, the combined R&D teams will actively develop new technologies and solutions that will deliver a seamless communications solution, ensure interoperability, and drive new standards that can be adopted by the industry as a whole. This combination will further remove the barriers to mass adoption and further establish Polycom as the company leading the broadband voice and video communications market with high quality products from the boardroom to the desktop to the wiring closet to the central office. Service providers will be able to develop a whole new range of services to fill their broadband pipes and enterprises will be able to communicate in a way not possible before and share knowledge more effectively, attract and retain customers using a whole new set of tools and expand their market reach on a global scale.

     All of these factors should fuel the widespread adoption of broadband video and voice communications. Polycom will deliver solutions that optimize ease-of-use, reliable call set-up, and integrated video, voice, and data. In addition, directory services and network management will be essential new elements provided by Polycom. By putting Accord and Polycom together... I am confident that the synergy afforded by the combination of our technologies, products, and teams can uniquely position the new Polycom to take advantage of the broadband revolution. At this point, let me turn the call over to Mike who will discuss the mechanics and financial details of the acquisition.

     MIKE

Thank you, Jules.Under the terms of the agreement, 6.26 million shares of Polycom common stock will be exchanged for all outstanding shares of Accord and
1.51 million shares will be used in exchange for the outstanding options and warrants for Accord. These shares will be exchanged based on a fixed ratio of
0.3065 shares of Polycom for each share of Accord. The value of the transaction, based on yesterday's Polycom closing price, is approximately $339 million. This acquisition is anticipated to be completed by the end of the first quarter of 2001 and is subject regulatory approval and approval by Accord's shareholders.

In addition, this transaction is intended to be accounted for as a pooling of interests and is intended to qualify as a tax-free reorganization. One-time acquisition-related expenses and charges of approximately $12 million for the combined companies will be expensed as incurred.

As we did with each of our prior acquisitions, Accord will remain at its primary locations. As part of the agreement with Accord... key personnel have signed three-year employment agreements with Polycom.

Following the completion of the transaction, Jules DeVigne, Chairman and CEO of Accord, will become General Manager of the Accord Networks product line at Polycom.Next, I'd like to provide some financial perspective on this transaction.

Prior to the close of the acquisition, Accord plans to record a one-time charge of $5.4 million to pay the Israeli Chief Science Office royalty rather than record the royalties on a percent of revenue basis over the next several years. This will appear as a separate, one-time line-item on Accord's income statement this quarter. Moving forward, Accord will not be utilizing the CSO research and development funding.

Moving to Polycom's operating model, this transaction will not change our base target model ranges...which are as follows: - gross margin of 50 - 55%, - sales and marketing expenses of 17 - 19%, - research and development of 9 - 11%, and - general and administrative expenses of 4 - 5%.

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However, although we are not changing our model, Accord's blended gross margins of the high-60s percent will, in fact, serve to keep Polycom's gross margins toward the higher-end of our 50 - 55% blended gross margin... offsetting the 40
- 45% target network access and desktop product gross margins... as they become a higher percent of consolidated revenues. Research and development and G&A will, with the addition of Accord, operate just above their ranges for the next several quarters. Netting out these factors, Polycom continues to target its operating margin at 20 - 22%.

Moving to income tax... Polycom expects to reduce its effective tax rate from 33% to 31% for 2001 and beyond, based on the tax treatments gained through this acquisition. To provide DSO guidance, we expect the DSO for the Accord product group to be in the low 50s to low 60s as they have been in recent quarters. This is, in fact, a somewhat lower DSO than Polycom and will pull Polycom's DSO to the lower end of our long standing target range of 63 to 73 days. On other balance sheet items, it's important to note that Accord does not have any capitalized software development on its balance sheet.

Regarding inventory turns, Accord exited Q3 with turns of 1.7.Moving forward, Accord is expecting its inventory turns to move toward Polycom's target range of 5-6 over the next several quarters. Based on a Q1 2001 close, and excluding the one-time acquisition-related expenses, we expect the acquisition to be break-even to slightly accretive in each quarter of 2001.

Finally, it's important to note that Polycom is forecasting this accretion with only minimal operating synergies and no revenue synergies.At this time, let me turn the call back over to Bob Hagerty for closing comments.

BOB

Thank you, Mike. As you can see, we are all extremely excited with this acquisition. This represents the next transformational step for Polycom, moving our company into the core of network infrastructure, extending our reach well beyond our edge network devices, such as IADs, and our voice and video communications products that utilize the broadband network.

The acquisition of Accord provides an opportunity not only to leverage our mutual technologies and development teams across all product lines, but also provides an optimized level of integration across the converged network and guarantee seamless product interoperability. This transaction integrates Accord's high-end next-generation video network infrastructure product with Polycom's integrated access devices and voice and video endpoints, providing an end-to-end communications solution that is compelling.

At this point, we would like to open the floor to the financial and market analysts for any questions that you may have. For all others, we invite to stay on the call to listen-in. Of course, as we discussed earlier in the call, many of the statements we've made and will make during the Q&A period are forward-looking statements, which are subject to many risks and uncertainties.

Is the conference call operator available at this time?

** Question and Answer Period **

Thank you very much for participating in this call today. We appreciate your interest as we continue to drive Polycom to the next level. We'll see you next time.

     Additional Information: Polycom plans to file a Registration Statement on SEC Form S-4 in connection with the merger and Accord expects to mail a Proxy Statement/Prospectus to its security holders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Polycom, Accord, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. In addition to the Registration Statement and the Proxy Statement/Prospectus, Polycom and Accord file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by Polycom and Accord at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. Polycom's and Accord's filings with the Commission also are available

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to the public from commercial document-retrieval services and at the web site maintained by the Commission at http//www.sec.gov.

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